Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Star Bulk Carriers Corp. (“Star Bulk”) for the three-month periods ended March 31, 2023 and 2024. Unless otherwise specified herein, references to the “Company,” “we,” “us” or “our” shall include Star Bulk and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere herein. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our Annual Report on Form 20‑F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 13, 2024 (the “2023 Annual Report”). Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2023 Annual Report. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain, and minor bulks which include bauxite, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and, on December 3, 2007, we commenced operations when we took delivery of our first vessel. We maintain offices in Athens, New York, Limassol, Singapore, Germany and Denmark. Our common shares trade on the Nasdaq Global Select Market under the symbol “SBLK.” On April 9, 2024, the previously announced Eagle Merger (as defined below) was completed following the approval of shareholders of Eagle Bulk Shipping Inc. (NYSE: EGLE) (“Eagle”) and receipt of applicable regulatory approvals and satisfaction of customary closing conditions.

Eagle Merger

On December 11, 2023, we entered into a definitive agreement with Eagle (the “Eagle Merger Agreement”) to combine in an all-stock merger (the “Eagle Merger”). The Eagle Merger was completed on April 9, 2024 following Eagle shareholders’ approval and receipt of applicable regulatory approvals and satisfaction of customary closing conditions. Each Eagle shareholder received 2.6211 shares of Star Bulk common stock for each share of Eagle common stock owned. As a result of the Eagle Merger, a total number of 29,017,999 shares of Star Bulk common stock were issued on April 9, 2024. Eagle common stock has ceased trading and is no longer listed on the New York Stock Exchange.

Our Fleet

During the first quarter of 2024, the previously announced sold vessels Star Glory, Big Fish, Pantagruel, Star Bovarius and Big Bang were delivered to their new owners while Star Dorado was delivered to her new owners in late April 2024.

Following the closing of the Eagle Merger, we acquired Eagle’s fleet which consisted of 52 dry bulk Supramax/Ultramax vessels. Prior to the closing of the Eagle Merger, Eagle had agreed to sell the vessels Crested Eagle, which was delivered to her new owners on April 18, 2024, and Stellar Eagle, which is expected to be delivered to her new owners by June 2024.

In addition, in February, March and April 2024, we agreed to sell vessels Star Audrey, Star Pyxis, Star Paola and Crowned Eagle. Star Paola was delivered to her new owners on April 29, 2024 and the remaining three vessels are expected to be delivered to their new owners by June 2024.

Overall, in connection with the sales that completed or will be completed during the second quarter of 2024, we expect to collect total proceeds of $129.6 million and to make debt prepayments in connection with these sales of approximately $22.6 million.

On a fully delivered basis, taking into account the delivery of the vessels agreed to be sold or constructed as of May 21, 2024 as further discussed above, our owned fleet consists of 161 operating vessels with an aggregate carrying capacity of approximately 15.4 million dwt, 97% of which are fitted with Exhaust Gas Cleaning Systems (“scrubbers”) consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels.

The following tables present summary information relating to our fleet as of May 21, 2024:

Operating Fleet:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Sea Diamond Shipping LLC	Goliath	209,537	July 15, 2015	2015
2	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
3	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
4	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven LLC	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra	207,765	June 6, 2016	2016
10	ABY Nine LLC	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,709	March 11 2016	2016
12	ABY Ten LLC	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,526	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,861	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,852	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,839	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Sandra Shipco LLC	Star Pauline	180,274	December 29, 2014	2008
23	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
24	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
25	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
26	Star Regg VI LLC	Star Bueno	178,978	January 26, 2021	2010
27	Star Regg IV LLC	Star Marilena	178,978	January 26, 2021	2010
28	Star Regg II LLC	Star Janni	178,978	January 7, 2019	2010
29	Star Regg I LLC	Star Marianne	178,906	January 14, 2019	2010
30	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
31	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
32	Star Trident XXV LLC	Star Triumph	176,343	December 8, 2017	2004
33	ABY Fourteen LLC	Star Scarlett	175,649	August 3, 2018	2014
34	ABY Fifteen LLC	Star Audrey (2)	175,125	August 3, 2018	2011
35	ABM One LLC	Star Eva	106,659	August 3, 2018	2012

\

Operating Fleet - Continued:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
36	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
37	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
38	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
39	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
40	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
41	Augustea Bulk Carrier LLC	Star Piera	91,951	August 3, 2018	2010
42	Augustea Bulk Carrier LLC	Star Despoina	91,951	August 3, 2018	2010
43	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
44	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
45	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
46	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
47	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
48	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
49	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
50	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
51	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
52	Star Trident IX LLC	Star Danai	82,574	October 21, 2014	2006
53	ABY Seven LLC	Star Jeanette	82,566	August 3, 2018	2014
54	Star Sun I LLC	Star Elizabeth	82,403	May 25, 2021	2021
55	Star Trident XI LLC	Star Georgia	82,298	October 14, 2014	2006
56	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
57	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
58	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
59	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
60	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
61	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
62	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
63	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
64	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
65	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
66	Waterfront Two LLC	Star Alessia	81,944	August 3, 2018	2017
67	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
68	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
69	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
70	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013

Operating Fleet - Continued:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
71	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
72	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
73	Star Zeus VI LLC	Star Lambada	81,272	March 16, 2021	2016
74	Star Zeus II LLC	Star Carioca	81,262	March 16, 2021	2015
75	Star Zeus I LLC	Star Capoeira	81,253	March 16, 2021	2015
76	Star Zeus VII LLC	Star Macarena	81,198	March 6, 2021	2016
77	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
78	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
79	ABY Three LLC	Star Virginia	81,061	August 3, 2018	2015
80	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
81	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011
82	Star Trident III LLC	Star Iris	76,466	September 8, 2014	2004
83	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004
84	Cape Town Eagle LLC	Cape Town Eagle	63,707	April 9, 2024	2015
85	Vancouver Eagle LLC	Vancouver Eagle	63,670	April 9, 2024	2020
86	Oslo Eagle LLC	Oslo Eagle	63,655	April 9, 2024	2015
87	Rotterdam Eagle LLC	Rotterdam Eagle	63,629	April 9, 2024	2017
88	Halifax Eagle LLC	Halifax Eagle	63,618	April 9, 2024	2020
89	Helsinki Eagle LLC	Helsinki Eagle	63,605	April 9, 2024	2015
90	Gibraltar Eagle LLC	Gibraltar Eagle	63,576	April 9, 2024	2015
91	Valencia Eagle LLC	Valencia Eagle	63,556	April 9, 2024	2015
92	Dublin Eagle LLC	Dublin Eagle	63,550	April 9, 2024	2015
93	Santos Eagle LLC	Santos Eagle	63,536	April 9, 2024	2015
94	Antwerp Eagle LLC	Antwerp Eagle	63,530	April 9, 2024	2015
95	Sydney Eagle LLC	Sydney Eagle	63,523	April 9, 2024	2015
96	Copenhagen Eagle LLC	Copenhagen Eagle	63,495	April 9, 2024	2015
97	Hong Kong Eagle LLC	Hong Kong Eagle	63,472	April 9, 2024	2016
98	Orion Maritime LLC	Idee Fixe	63,458	March 25, 2015	2015
99	Shanghai Eagle LLC	Shanghai Eagle	63,438	April 9, 2024	2016
100	Primavera Shipping LLC	Roberta	63,426	March 31, 2015	2015
101	Success Maritime LLC	Laura	63,399	April 7, 2015	2015
102	Singapore Eagle LLC	Singapore Eagle	63,386	April 9, 2024	2017
103	Westport Eagle LLC	Westport Eagle	63,344	April 9, 2024	2015
104	Hamburg Eagle LLC	Hamburg Eagle	63,334	April 9, 2024	2014
105	Fairfield Eagle LLC	Fairfield Eagle	63,301	April 9, 2024	2013

Operating Fleet - Continued:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
106	Greenwich Eagle LLC	Greenwich Eagle	63,301	April 9, 2024	2013
107	Groton Eagle LLC	Groton Eagle	63,301	April 9, 2024	2013
108	Madison Eagle LLC	Madison Eagle	63,301	April 9, 2024	2013
109	Mystic Eagle LLC	Mystic Eagle	63,301	April 9, 2024	2013
110	Rowayton Eagle LLC	Rowayton Eagle	63,301	April 9, 2024	2013
111	Southport Eagle LLC	Southport Eagle	63,301	April 9, 2024	2013
112	Stonington Eagle LLC	Stonington Eagle	63,301	April 9, 2024	2012
113	Ultra Shipping LLC	Kaley	63,283	June 26, 2015	2015
114	Stockholm Eagle LLC	Stockholm Eagle	63,275	April 9, 2024	2016
115	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
116	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016
117	New London Eagle LLC	New London Eagle	63,140	April 9, 2024	2015
118	Star Lida I Shipping LLC	Star Apus	63,123	July 16, 2019	2014
119	Star Zeus IV LLC	Star Subaru	61,571	March 16, 2021	2015
120	Stamford Eagle LLC	Stamford Eagle	61,530	April 9, 2024	2016
121	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
122	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
123	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
124	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
125	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
126	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015
127	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
128	Tokyo Eagle LLC	Tokyo Eagle	61,225	April 9, 2024	2015
129	ABY Five LLC	Star Monica	60,935	August 3, 2018	2015
130	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
131	Star Asia II LLC	Star Pisces	60,916	August 7, 2015	2015
132	Nighthawk Shipping LLC	Nighthawk	57,809	April 9, 2024	2011
133	Oriole Shipping LLC	Oriole	57,809	April 9, 2024	2011
134	Owl Shipping LLC	Owl	57,809	April 9, 2024	2011
135	Petrel Shipping LLC	Petrel Bulker	57,809	April 9, 2024	2011
136	Puffin Shipping LLC	Puffin Bulker	57,809	April 9, 2024	2011
137	Roadrunner Shipping LLC	Roadrunner Bulker	57,809	April 9, 2024	2011
138	Sandpiper Shipping LLC	Sandpiper Bulker	57,809	April 9, 2024	2011
139	Crane Shipping LLC	Crane	57,809	April 9, 2024	2010
140	Egret Shipping LLC	Egret Bulker	57,809	April 9, 2024	2010
141	Gannet Shipping LLC	Gannet Bulker	57,809	April 9, 2024	2010

Operating Fleet - Continued:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
142	Grebe Shipping LLC	Grebe Bulker	57,809	April 9, 2024	2010
143	Ibis Shipping LLC	Ibis Bulker	57,809	April 9, 2024	2010
144	Jay Shipping LLC	Jay	57,809	April 9, 2024	2010
145	Kingfisher Shipping LLC	Kingfisher	57,809	April 9, 2024	2010
146	Martin Shipping LLC	Martin	57,809	April 9, 2024	2010
147	Bittern Shipping LLC	Bittern	57,809	April 9, 2024	2009
148	Canary Shipping LLC	Canary	57,809	April 9, 2024	2009
149	Star Lida XI Shipping LLC	Star Pyxis (2)	56,615	August 19, 2019	2013
150	Star Lida VIII Shipping LLC	Star Hydrus	56,604	August 8, 2019	2013
151	Star Lida IX Shipping LLC	Star Cleo	56,582	July 15, 2019	2013
152	Star Trident VII LLC	Diva	56,582	July 24, 2017	2011
153	Star Lida X Shipping LLC	Star Pegasus	56,540	July 15, 2019	2013
154	Golden Eagle Shipping LLC	Golden Eagle	55,989	April 9, 2024	2010
155	Imperial Eagle Shipping LLC	Imperial Eagle	55,989	April 9, 2024	2010
156	Stellar Eagle Shipping LLC	Stellar Eagle (2)	55,989	April 9, 2024	2009
157	Crowned Eagle Shipping LLC	Crowned Eagle (2)	55,940	April 9, 2024	2008
158	Glory Supra Shipping LLC	Strange Attractor	55,742	July 11, 2014	2006
159	Star Regg III LLC	Star Bright	55,569	October 10, 2018	2010
160	Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
		Total dwt	15,378,842

(1)	Subject to a sale and leaseback financing transaction as further described in Note 7 to our consolidated financial statements included in the 2023 Annual Report.
(2)	Vessel agreed to be sold, and delivery to her new owners is expected by June 2024.

Time charter-in vessels and time charter-in newbuilding vessels:

In addition, we have entered into long-term charter-in arrangements, the details of which are described in the below table.

#	Name	DWT	Built	Yard	Country	Delivery / Estimated Delivery	Minimum Period
1	Star Shibumi	180,000	2021	JMU	Japan	November 30, 2021	November 2028
2	Star Voyager	82,000	2024	Tsuneishi, Zhousan	China	January 11, 2024	January 2031
3	Stargazer	66,000	2024	Tsuneishi, Cebu	Philippines	January 16, 2024	January 2031
4	Star Explorer	82,000	2024	JMU	Japan	March 8, 2024	March 2031
5	NB Kamsarmax # 4	82,000	2024	JMU	Japan	Q3 - 2024	7 years
6	NB Kamsarmax # 2	82,000	2024	Tsuneishi, Zhousan	China	Q4 - 2024	7 years
7	NB Ultramax #2	66,000	2024	Tsuneishi, Cebu	Philippines	Q4 - 2024	7 years
	Total dwt	640,000

Vessels Under Construction:

In 2023, we entered into firm shipbuilding contracts for the construction of five 82,000 dwt Kamsarmax newbuilding vessels with expected deliveries between September 2025 and July 2026.

				Shipyard	Expected
					Delivery
	Wholly Owned Subsidiaries	Vessel Name	DWT		Date
1	Star Thundera LLC	Hull No 15	82,000	Qingdao Shipyard Co. Ltd.	September 2025
2	Star Caldera LLC	Hull No 16	82,000	Qingdao Shipyard Co. Ltd.	September 2025
3	Star Terra LLC	Hull No 17	82,000	Qingdao Shipyard Co. Ltd.	April 2026
4	Star Nova LLC	Hull No 18	82,000	Qingdao Shipyard Co. Ltd.	July 2026
5	Star Affinity LLC	Hull No 23	82,000	Qingdao Shipyard Co. Ltd.	April 2026
		Total dwt	410,000

Liquidity and Capital Resources

Our principal sources of funds have been cash flow from operations, equity offerings, borrowings under secured credit facilities, debt securities or bareboat lease financings and proceeds from vessel sales. Our principal uses of funds have been capital expenditures to establish and grow our fleet, maintain the quality of our dry bulk carriers, comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal and interest payments on outstanding indebtedness and make dividend payments when approved by our Board of Directors.

Our short-term liquidity requirements include paying operating costs, funding working capital requirements and the short-term equity portion of the cost of vessel acquisitions, our newbuilding program and vessel upgrades, interest and principal payments on outstanding indebtedness and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from new debt and refinancings as well as equity financings.

Our medium- and long-term liquidity requirements are funding the equity portion of our newbuilding vessel installments and secondhand vessel acquisitions, if any, funding required payments under our vessel financing and other financing agreements and paying cash dividends when declared. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations, new debt and refinancings or bareboat lease financings, sale and lease back arrangements, equity issuances and vessel sales. Please also refer to Note 12 to our unaudited interim condensed consolidated financial statements, included herein, for further discussion on our commitments as of March 31, 2024.

As of May 21, 2024, we had total cash of $472.3 million and outstanding borrowings (including lease financing agreements and $69.4 million outstanding in connection with the convertible notes of Eagle) of $1,520.2 million. In addition, following a number of interest rates swaps that we have entered into, we have converted a total of $126.3 million of such debt from floating to an average fixed rate of 61 bps with average maturity of 1.4 years.

Our debt agreements contain financial covenants and undertakings requiring us to maintain various ratios. A summary of these terms is included in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

We believe that our current cash balance and our operating cash flows to be generated over the short-term period will be sufficient to meet our liquidity needs for the foreseeable future (and at least through the end of the second quarter of 2025), including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements, including the cost of our newbuilding program as well as the cost for the installation of Energy Saving Devices (“ESD”). In addition, we may sell and issue shares under our two effective At-the-Market offering programs of up to $150.0 million at any time and from time to time. As of May 21, 2024, cumulative gross proceeds under our At-the-Market offering programs were $33.6 million. We may seek additional indebtedness to finance future vessel acquisitions and our newbuilding program in order to maintain our cash position or to refinance our existing debt on more favorable terms. Our practice has been to fund the cash portion of the acquisition and construction cost of dry bulk carriers using a combination of funds from operations and bank debt or lease financing secured by mortgages or title of ownership on our dry bulk carriers held by the relevant lenders, respectively. We may also use the proceeds from potential equity or debt offerings to finance future vessel acquisitions. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition and construction of newer dry bulk carriers and the selective sale of older dry bulk carriers. These acquisitions and newbuilding contracts will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms. However our ability to obtain bank or lease financing, to refinance our existing debt or to access the capital markets for offerings in the future, may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, prevailing interest rates, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. Our liquidity is also impacted by our dividend policy, as discussed below.

Dividend Policy

Our dividend policy is described in Item 8. Financial Information—A. Consolidated statements and other financial information—Dividend Policy of our 2023 Annual Report.

As of March 31, 2024, the aggregate amount of cash on our balance sheet was $268.5 million. Taking into account the Minimum Cash Balance per Vessel, as defined in our 2023 Annual Report, on May 22, 2024, pursuant to our dividend policy, our Board of Directors declared a quarterly cash dividend of $0.75 per share, payable on or about June 20, 2024 to all shareholders of record as of June 6, 2024.

Since Star Bulk is a holding company with no material assets other than the shares of its subsidiaries through which it conducts its operations, Star Bulk’s ability to pay dividends in the future will depend on its subsidiaries’ ability to distribute funds to it. Any future dividends declared will be at the discretion and remain subject to approval of our Board of Directors each quarter after its review of our financial condition and other factors, including but not limited to our earnings, the prevailing charter market conditions, capital requirements, limitations under our debt agreements and applicable provisions of Marshall Islands law, which generally prohibits the payment of dividends other than from operating surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend. Star Bulk’s dividend policy and declaration and payment of dividends may be changed at any time and are subject to available funds and our Board of Directors’ determination that each declaration and payment is at the time in the best interests of Star Bulk and its shareholders after its review of our financial performance. There can be no assurance that our Board of Directors will continue to declare or pay any dividend in the future.

Other Recent Developments

Please refer to Note 15 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after March 31, 2024.

Operating Results

Factors Affecting Our Results of Operations

We deploy our vessels on a mix of short to medium time charters or voyage charters, contracts of affreightment or in dry bulk carrier pools, according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with medium to long-term time charters, or to profit from attractive spot charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak charter market conditions. The following table reflects certain operating data of our fleet, including our ownership days and TCE rates, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

	Three-month period ended March 31,
(TCE rates expressed in U.S. Dollars)	2023	2024
Average number of vessels (1)	127.6	113.3
Number of vessels (2)	127	111
Average age of operational fleet (in years) (3)	11.2	11.9
Ownership days (4)	11,483	10,314
Available days (5)	10,994	9,969
Charter-in days (6)	247	271
Time Charter Equivalent Rate (TCE rate) (7)	$14,199	$19,627

(1)
Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2)	As of the last day of each period reported.
(3)	Average age of our operational fleet is calculated as of the end of each period.
(4)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5)
Available days are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management and vessels’ improvements and upgrades. The available days for the first quarter of 2023 were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of COVID-19. Available Days, as presented above, may not necessarily be comparable to Available Days of other companies, due to differences in methods of calculation.

(6)	Charter-in days are the total days that we charter-in third party vessels.
(7)
Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and charter-in vessels). TCE rate is a measure of the average daily net revenue performance of our operating fleet. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of: voyage revenues (net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps) by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by some of our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. TCE Revenues and TCE rate, as presented above, may not necessarily be comparable to those of other companies due to differences in methods of calculation.

The following table reflects the calculation of our TCE rates as discussed in footnote (7) above. The table presents reconciliation of TCE Revenues to voyage revenues as reflected in the unaudited interim condensed consolidated income statements.

	Three-month period ended March 31,
	2023	2024
(In thousands of U.S. Dollars, except as otherwise stated)
Voyage revenues	$224,035	$259,390
Less:
Voyage expenses	(67,492)	(57,094)
Charter-in hire expenses	(6,615)	(3,926)
Realized gain/(loss) on FFAs/bunker swaps	6,172	(2,706)
Time charter equivalent revenues (“TCE Revenues”)	$156,100	$195,664
Available days	10,994	9,969
Daily time charter equivalent rate (“TCE rate”)	$14,199	$19,627

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our operating fleet, the duration of our charters, the number of charter-in days, the amount of daily charter hire or freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the number of vessels chartered-in, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Voyage Expenses

Voyage expenses may include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Voyage expenses are incurred for our owned and chartered-in vessels during voyage charters or when the vessel is unemployed. Bunker expenses, port and canal charges primarily increase in periods during which vessels are employed on voyage charters because these expenses are paid by the owners.

Charter-in Hire Expenses

Charter-in hire expenses represent hire expenses for chartering-in third and related party vessels, either under time charters or voyage charters.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, maintenance expenses, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Dry Docking Expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the age of the vessel and its condition, the location where the dry docking takes place, shipyard availability and the number of days the vessel is under dry dock. We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, which is determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel’s cost less the estimated residual value.

Management Fees

Management fees include fees paid to third parties as well as related parties providing certain procurement services to our fleet.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors’ and executives’ compensation, share based compensation, legal, consulting, audit and accounting expenses.

(Gain) / Loss on Forward Freight Agreements and Bunker Swaps, net

When deemed appropriate from a risk management perspective, we take positions in freight derivatives, including FFAs and freight options with an objective to utilize those instruments as economic hedges to reduce the risk on specific vessels trading in the spot market and to take advantage of short-term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, for the specified route and time period, as reported by an identified index, the seller of the FFA is required to pay the buyer the settlement sum. The settlement amount is an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. Our FFAs are settled mainly through reputable exchanges such as European Energy Exchange (“EEX”) or Singapore Exchange (“SGX”) so as to limit our exposure in over-the-counter transactions. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. The fair value of the FFAs or freight options is treated as an asset or liability until they are settled with the change in their fair value being reflected in earnings. Any such settlements by us or settlements to us under FFAs or freight options, if any, are recorded under (Gain)/Loss on forward freight agreements and bunker swaps, net.

Also, when deemed appropriate from a risk management perspective, we enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. Our bunker swaps are settled mainly through reputable exchanges such as Intercontinental Exchange (“ICE”) so as to limit our counterparty exposure in over-the-counter transactions. Bunker price differentials paid or received under the swap agreements as well as changes in their fair value are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

The fair value of freight derivatives and bunker swaps is determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges such as EEX, SGX or ICE). Our FFAs and bunker swaps do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

Impairment loss

When indicators of impairment are present for the Company’s vessels and the undiscounted cash flows estimated to be generated by those vessels are less than their carrying value, the carrying value is reduced to its estimated fair value and the difference is recorded under “Impairment loss”. Furthermore, vessels agreed to be sold or actively marketed as of reporting day are measured at the lower of their carrying amount or fair value less cost to sell and the difference, if any, is recorded under “Impairment loss” in the unaudited interim consolidated income statements.

Other operational gain

Other operational gain includes gain from all other operating activities which are not related to the principal activities of the Company, such as gain from insurance claims.

Gain on sale of vessels

Gain on sale of vessels represents net gains from the sale of our vessels concluded during the period.

Loss on Write-Down of Inventory

Loss on write-down of inventory results from the valuation of the bunkers remaining onboard our vessels following the decrease of bunkers’ net realizable value compared to their historical cost as of each period end.

Interest and Finance Costs

We incur interest expense and financing costs in connection with our outstanding indebtedness under our existing loan facilities (including sale and leaseback financing transactions). We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

 Interest Income

We earn interest income on our cash deposits with our lenders and other financial institutions.

Results of Operations

The three-month period ended March 31, 2024 compared to the three-month period ended March 31, 2023

Voyage revenues net of Voyage expenses: Voyage revenues for the three months ended March 31, 2024 increased to $259.4 million from $224.0 million in the corresponding period in 2023. Time charter equivalent revenues (“TCE Revenues”) (as defined above) were $195.7 million compared to $156.1 million for the corresponding period in 2023. As a result, the TCE rate for the first three months of 2024 increased to $19,627 compared to $14,199 for the corresponding period in 2023 which is indicative of the stronger market conditions prevailing during the recent quarter. Please refer to the table above for the calculation of the TCE Revenues and TCE rate and their reconciliation with Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Charter-in hire expenses: Charter-in hire expenses for the three months ended March 31, 2024 and 2023 were $3.9 million and $6.6 million, respectively. This decrease is attributable to the decreased rates for the charter-in vessels during the first quarter of 2024 compared to the rates for the corresponding period in 2023.

Vessel operating expenses: For the three months ended March 31, 2024 and 2023, vessel operating expenses were $51.2 million and $55.8 million, respectively. The decrease in our operating expenses was primarily driven by the decrease in average number of vessels in our fleet to 113.3 from 127.6.

Dry docking expenses: Dry docking expenses for the three months ended March 31, 2024 and 2023 were $10.0 million and $8.0 million, respectively. In each of the first quarters of 2024 and 2023, five vessels completed their periodic dry docking surveys, but the vessels that completed their dry docking surveys in the first quarter of 2024 were of greater deadweight ton (“dwt”) scale which resulted in increased drydocking expenses.

Depreciation: Depreciation expense decreased to $32.0 million for the three -month period ended March 31, 2024 compared to $35.1 million for the corresponding period in 2023. The fluctuation is primarily driven by the decrease in the average number of vessels in our fleet to 113.3 from 127.6.

General and administrative expenses and Management fees: General and administrative expenses for the three-month period ended March 31, 2024 were $10.7 million compared to $11.7 million in the corresponding period in 2023, primarily due to the decrease in the stock-based compensation expense to $2.2 million from $3.4 million. Management fees for the three months ended March 31, 2024 and 2023 were $4.4 million and $4.2 million, respectively.

(Gain)/Loss on forward freight agreements and bunker swaps, net: For the three-month period ended March 31, 2024, we incurred a loss on FFAs and bunker swaps of $5.9 million, consisting of an unrealized loss of $3.2 million and a realized loss of $2.7 million. For the three-month period ended March 31, 2023, we incurred a net gain on FFAs and bunker swaps of $1.3 million, consisting of an unrealized loss of $4.9 million and a realized gain of $6.2 million.

Impairment loss: During the three months ended March 31, 2023, an impairment loss of $7.7 million was incurred in connection with the agreement to sell two vessels. During the three months ended March 31, 2024, no impairment loss was incurred.

Other operational gain: Other operational gain for the three-month period ended March 31, 2024, decreased to $1.6 million from $33.2 million in the three-month period ended March 31, 2023. In the first quarter of 2023, other gains from insurance claims relating to various vessels also included an aggregate gain of $30.9 million from insurance proceeds and daily detention compensation relating to Star Pavlina which became a constructive total loss due to its prolonged detainment in Ukraine following the ongoing conflict between Russia and Ukraine.

Gain on sale of vessels: Our results for the three-month period ended March 31, 2024, include an aggregate net gain of $8.8 million which resulted from the completion of the sale of certain vessels (Star Glory, Pantagruel, Big Bang and Star Bovarius). No such case existed in the three months ended March 31, 2023.

Loss on write-down of inventory: Our results for the three months ended March 31, 2023 include a loss on write-down of inventories of $2.2 million resulting from the valuation of the bunkers remaining on board our vessels as a result of the bunkers’ lower net realizable value compared to their historical cost. No such loss was incurred in the first quarter of 2024.

Interest and finance costs net of interest income and other income/(loss): Interest and finance costs net of interest income and other income/(loss) for the three months ended March 31, 2024 and 2023 were $18.0 million and $12.6 million, respectively. The driving factor for this increase is the significant increase in variable interest rates prevailing during the first quarter of 2024 and the lower interest earned from fixed deposits which was partially offset by the decrease in our weighted average outstanding indebtedness and the positive effect from our interest rate swaps.

Cash Flows

Net cash provided by operating activities for the three months ended March 31, 2024 and 2023 was $114.3 million and $83.2 million, respectively. This increase was primarily driven by the higher charter rates due to the stronger market conditions prevailing during the recent period compared to the corresponding period in 2023 partly offset by the increase in our interest payments for the reasons outlined above under “Interest and finance costs”.

Net cash provided by investing activities for the three months ended March 31, 2024 was $72.6 million and net cash used in investing activities for the three months ended March 31, 2023 was $5.0 million, respectively. The increase was attributable to the vessel sale proceeds of $94.0 million that we received during the three-month period ended March 31, 2024, partially offset by the greater amount of cash paid in 2024 in connection with the advances for vessels under construction and vessel upgrades.

Net cash used in financing activities for the three months ended March 31, 2024 and 2023 was $180.0 million and $109.9 million, respectively. The increase was primarily driven by greater net debt outflows of $141.9 million in the first quarter of 2024 compared to $40.3 million in the same period in 2023, partially offset by both the lower dividend payments of $38.0 million in 2024 compared to $62.1 million in the corresponding period in 2023 and the $7.0 million paid in connection with the repurchase of our common shares that took place in the three-month period ended March 31, 2023.

Significant Accounting Policies and Critical Accounting Estimates

For a description of all our significant accounting policies and our critical accounting estimates, see Note 2 to our audited financial statements and “Item 5 - Operating and Financial Review and Prospects,” included in our 2023 Annual Report. There have been no material changes from the “Critical Accounting Estimates” previously disclosed in our 2023 Annual Report.

STAR BULK CARRIERS CORP.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Index to Unaudited Interim Condensed Consolidated Financial Statements	F-1
Unaudited Consolidated Balance Sheets as of December 31, 2023 and March 31, 2024	F-2
Unaudited Interim Condensed Consolidated Income Statements for the three-month periods ended March 31, 2023 and 2024	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the three-month periods ended March 31, 2023 and 2024	F-4
Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity for the three-month periods ended March 31, 2023 and 2024	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2023 and 2024	F-6
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

STAR BULK CARRIERS CORP.
Unaudited Consolidated Balance Sheets
As of December 31, 2023 and March 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

ASSETS	December 31,	March 31,
CURRENT ASSETS	2023	2024
Cash and cash equivalents	$227,481	$228,452
Restricted cash, current (Notes 8 and 13)	32,248	38,072
Trade accounts receivable, net	68,624	68,581
Inventories (Note 4)	62,362	56,820
Due from managers	23	-
Due from related parties (Note 3)	38	40
Prepaid expenses and other receivables	19,296	21,268
Derivatives, current asset portion (Note 13)	6,305	4,883
Accrued income	-	159
Other current assets	22,830	28,055
Vessel held for sale (Note 5)	15,190	-
Total Current Assets	454,397	446,330

FIXED ASSETS
Advances for vessels under construction (Note 5)	-	17,952
Vessels and other fixed assets, net (Note 5)	2,539,743	2,441,744
Total Fixed Assets	2,539,743	2,459,696

OTHER NON-CURRENT ASSETS
Long term investment (Note 3)	1,736	1,710
Restricted cash, non-current (Notes 8 and 13)	2,021	2,021
Operating leases, right-of-use assets (Note 6)	27,825	109,793
Derivatives, non-current asset portion (Note 13)	2,533	2,077
TOTAL ASSETS	$3,028,255	$3,021,627

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term bank loans (Note 8)	$249,125	$177,873
Lease financing short term (Note 7)	2,731	2,731
Accounts payable	39,317	45,055
Due to managers	7,386	10,070
Due to related parties (Note 3)	1,659	1,082
Accrued liabilities	31,372	33,932
Operating lease liabilities, current (Note 6)	5,251	15,639
Derivatives, current liability portion (Note 13)	5,784	8,999
Deferred revenue	16,738	14,002
Other current liabilities	-	2,000
Total Current Liabilities	359,363	311,383

NON-CURRENT LIABILITIES
Long-term bank loans, net of current portion and unamortized loan issuance costs of $8,508 and $7,062, as of December 31, 2023 and March 31, 2024, respectively (Note 8)	970,039	901,525
Lease financing long term, net of unamortized lease issuance costs of $98 and $85, as of December 31, 2023 and March 31, 2024, respectively (Note 7)	15,208	14,538
Operating lease liabilities, non-current (Note 6)	22,574	94,154
Other non-current liabilities	1,001	997
TOTAL LIABILITIES	1,368,185	1,322,597

COMMITMENTS & CONTINGENCIES (Note 12)

SHAREHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2023 and March 31, 2024, respectively (Note 9)	-	-
Common Shares, $0.01 par value, 300,000,000 shares authorized; 84,016,892 shares issued and outstanding as of December 31, 2023; 84,386,892 shares issued and outstanding as of March 31, 2024 (Note 9)	840	844
Additional paid in capital	2,287,055	2,289,212
Accumulated other comprehensive income/(loss)	5,393	5,339
Accumulated deficit	(633,218)	(596,365)
Total Shareholders' Equity	1,660,070	1,699,030
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,028,255	$3,021,627

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Income Statements
For the three-month periods ended March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2023	2024
Revenues:
Voyage revenues (Note 14)	$224,035	$259,390

Expenses/(Income)
Voyage expenses (Note 3)	67,492	57,094
Charter-in hire expenses	6,615	3,926
Vessel operating expenses	55,785	51,172
Dry docking expenses	8,007	10,021
Depreciation (Note 5)	35,069	31,990
Management fees (Notes 3)	4,244	4,404
General and administrative expenses (Note 3)	11,665	10,695
Impairment loss	7,700	-
Loss on write-down of inventory	2,166	-
Other operational loss	155	181
Other operational gain	(33,233)	(1,617)
Loss on bad debt	300	-
(Gain)/Loss on forward freight agreements and bunker swaps, net (Note 13)	(1,308)	5,921
Gain on sale of vessels (Note 5)	-	(8,769)
Total operating expenses, net	164,657	165,018
Operating income	59,378	94,372

Other Income/ (Expenses):
Interest and finance costs (Note 8)	(15,702)	(20,499)
Interest income and other income/(loss)	3,149	2,526
Gain/(Loss) on interest rate swaps, net (Note 13)	(372)	(810)
Gain/(Loss) on debt extinguishment, net (Note 8)	(419)	(813)
Total other expenses, net	(13,344)	(19,596)

Income before taxes and equity in income of investee	$46,034	$74,776
Income taxes	(103)	106
Income before equity in income/(loss) of investee	45,931	74,882
Equity in income/(loss) of investee (Note 3)	(56)	(26)
Net income	45,875	74,856
Earnings per share, basic	$0.45	$0.89
Earnings per share, diluted	0.44	0.89
Weighted average number of shares outstanding, basic (Note 10)	102,974,041	83,835,611
Weighted average number of shares outstanding, diluted (Note 10)	103,381,943	84,177,253

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss)
For the three-month periods ended March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2023	2024
Net income	$45,875	$74,856
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications	190	1,369
Unrealized gain / (loss) from hedging foreign currency forward contracts recognized in Other comprehensive income/(loss) before reclassifications	-	(240)
Less:
Reclassification adjustments of interest rate swap gain/(loss)	(7,273)	(1,183)
Other comprehensive income / (loss)	(7,083)	(54)
Total comprehensive income	$38,792	$74,802

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity
For the three-month periods ended March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive income/(loss)	Accumulated deficit	Total Shareholders' Equity
BALANCE, January 1, 2023	102,857,416	$1,029	$2,646,073	$20,962	$(648,722)	$2,019,342
Net income	-	-	-	-	45,875	45,875
Other comprehensive income / (loss)	-	-	-	(7,083)	-	(7,083)
Issuance of vested and non-vested shares and amortization of share-based compensation	450,000	4	3,442	-	-	3,446
Repurchase and cancellation of common shares, net	(331,223)	(3)	(7,002)	-	-	(7,005)
Dividends declared ($0.60 per share)	-	-	-	-	(62,050)	(62,050)
BALANCE, March 31, 2023	102,976,193	$1,030	$2,642,513	$13,879	$(664,897)	$1,992,525

BALANCE, January 1, 2024	84,016,892	$840	$2,287,055	$5,393	$(633,218)	$1,660,070
Net income	-	-	-	-	74,856	74,856
Other comprehensive income / (loss)	-	-	-	(54)	-	(54)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 9)	370,000	4	2,157	-	-	2,161
Dividends declared ($0.45 per share) (Note 9)	-	-	-	-	(38,003)	(38,003)
BALANCE, March 31, 2024	84,386,892	$844	$2,289,212	$5,339	$(596,365)	$1,699,030

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2023	2024
Cash Flows from Operating Activities:
Net income	$45,875	$74,856
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation	35,069	31,990
Amortization of debt (loans & leases) issuance costs	1,043	779
Noncash lease expense	2,770	2,988
Gain/(Loss) on debt extinguishment, net	419	813
Impairment loss	7,700	-
Gain on sale of vessels	-	(8,769)
Loss on bad debt	300	-
Share-based compensation	3,446	2,161
Gain from insurance proceeds relating to vessel total loss	(28,163)	-
Loss on write-down of inventory	2,166	-
Change in fair value of forward freight derivatives and bunker swaps	4,864	3,215
Other non-cash charges	42	(4)
Change in fair value of interest rate swaps not designated as cash flow hedges	372	975
Gain on hull and machinery claims	-	(470)
Equity in income/(loss) of investee	56	26
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	13,579	43
Inventories	(1,585)	5,181
Prepaid expenses and other receivables	(8,010)	(8,318)
Derivatives asset	-	849
Due from related parties	24	(2)
Due from managers	31	23
Increase/(Decrease) in:
Accounts payable	2,434	7,141
Operating lease liability	(2,770)	(2,988)
Due to related parties	113	(577)
Accrued liabilities	(1,222)	2,561
Due to managers	6,222	2,684
Deferred revenue	(1,585)	(2,736)
Other current liabilities	-	2,000
Net cash provided by / (used in) Operating Activities	83,190	114,262

Cash Flows from Investing Activities:
Advances for vessels under construction & vessel upgrades and other fixed assets	(5,389)	(22,048)
Cash proceeds from vessel sales	-	94,021
Hull and machinery insurance proceeds	358	591
Net cash provided by / (used in) Investing Activities	(5,031)	72,564

Cash Flows from Financing Activities:
Proceeds from bank loans and leases	47,000	-
Loan and lease prepayments and repayments	(87,293)	(141,895)
Financing and debt extinguishment fees paid	(587)	(133)
Dividends paid	(62,050)	(38,003)
Repurchase of common shares	(7,005)	-
Net cash provided by / (used in) Financing Activities	(109,935)	(180,031)

Net increase/(decrease) in cash and cash equivalents and restricted cash	(31,776)	6,795
Cash and cash equivalents and restricted cash at beginning of period	286,344	261,750

Cash and cash equivalents and restricted cash at end of period	$254,568	$268,545
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$13,640	$20,878
Non-cash investing and financing activities:
Vessel upgrades	50	2,514
Right-of-use assets and lease obligations for charter-in contracts	-	84,954
Reconciliation of (a) cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to (b) the total amount of such items reported in the statements of cash flows:
Cash and cash equivalents	$234,498	$228,452
Restricted cash, current	18,049	38,072
Restricted cash, non-current	2,021	2,021
Cash and cash equivalents and restricted cash at end of period shown in the statement of cash flows	$254,568	$268,545

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.          Basis of Presentation and General Information:

Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains offices in Athens, New York, Limassol, Singapore and Germany. Star Bulk’s common shares trade on the NASDAQ Global Select Market under the ticker symbol “SBLK”.

The unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its wholly owned subsidiaries (collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements for the year ended December 31, 2023 and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2024 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2023 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”). The balance sheet as of December 31, 2023 has been derived from the audited consolidated financial statements as of that date, but, pursuant to the requirements for interim financial information, does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2023 Annual Report.

As of March 31, 2024, the Company owned a modern fleet of 111 dry bulk vessels consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 53,489 deadweight tonnage (“dwt”) and 209,537 dwt, a combined carrying capacity of 12.4 million dwt and an average age of 11.9 years. Also, the Company has entered into firm shipbuilding contracts for the construction of five 82,000 dwt Kamsarmax newbuilding vessels with expected deliveries between September 2025 and July 2026. In addition, through certain of its subsidiaries, the Company charters-in a number of third-party vessels on both a short-term and long-term basis to increase its operating capacity in order to satisfy its clients’ needs. Lastly, the Company entered into long-term charter-in arrangements with respect to six newbuilding vessels, with an approximate duration of seven years per vessel, plus optional years at the Company’s option. Three of those vessels were delivered during the three months ended March 31, 2024 and the remaining three are expected to be delivered to the Company by the fourth quarter of 2024.

On December 11, 2023, the Company entered into a definitive agreement with Eagle Bulk Shipping Inc. (NYSE: EGLE) (“Eagle”) (the “Eagle Merger Agreement”) to combine in an all-stock merger (the “Eagle Merger”). Pursuant to the Eagle Merger Agreement, each share of Eagle common stock, par value $0.01 per share, issued and outstanding immediately prior to the effective time of the Eagle Merger (excluding Eagle common stock owned by Eagle, Star Bulk, Star Infinity Corp., a wholly owned subsidiary of Star Bulk, or any of their respective direct or indirect wholly owned subsidiaries) would be converted into the right to receive 2.6211 shares, par value $0.01 per share, of Star Bulk common stock.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.          Basis of Presentation and General Information - continued:

The Eagle Merger was completed on April 9, 2024 (Note 15), following Eagle shareholders’ approval and receipt of applicable regulatory approvals and satisfaction of customary closing conditions. Eagle common stock has ceased trading and is no longer listed on the New York Stock Exchange. The Eagle Merger will be accounted for as an acquisition of Eagle by Star Bulk under the asset acquisition method of accounting in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Star Bulk will be treated as the acquiror for accounting purposes. Following the closing of the Eagle Merger, Star Bulk is the largest U.S. listed dry bulk shipping company with a global market presence and combined fleet of 161 owned vessels on a fully delivered basis, 97% of which are fitted with scrubbers, ranging from Newcastlemax/Capesize to Ultramax/Supramax vessels.

2.          Significant accounting policies and recent accounting pronouncements:

A summary of the Company’s significant accounting policies and recent accounting pronouncements is included in Note 2 to the Company’s consolidated financial statements included in the 2023 Annual Report. There have been no changes to the Company’s significant accounting policies and recent accounting pronouncements in the three-month period ended March 31, 2024.

3.          Transactions with Related Parties:

Details of the Company’s transactions with related parties did not change in the three-month period ended March 31, 2024 and are discussed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

Transactions and balances with related parties are analyzed as follows:

Balance Sheets
	December 31, 2023	March 31, 2024
Long term investment
Interchart	$1,380	$1,357
Starocean	231	228
CCL Pool	125	125
Long term investment	$1,736	$1,710

Due from related parties
Management and Directors Fees	$-	$2
Interchart	3	3
Starocean	35	35
Due from related parties	$38	$40

Due to related parties
Management and Directors Fees	$172	$-
Oceanbulk Maritime S.A. and its affiliates	15	43
Iblea Ship Management Limited	1,472	1,039
Due to related parties	$1,659	$1,082

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.          Transactions with Related Parties - continued:

Income statements
	Three months ended March 31,
	2023	2024
Voyage expenses:
Voyage expenses-Interchart	$(1,032)	$(1,035)
General and administrative expenses:
Consultancy fees	$(139)	$(199)
Directors compensation	(46)	(39)
Office rent - Combine Marine Ltd. & Alma Properties	(9)	(9)
General and administrative expenses - Oceanbulk Maritime S.A. and its affiliates	(60)	(44)
Management fees:
Management fees- Iblea Ship Management Limited	$(829)	$(601)
Equity in income/(loss) of investee:
Interchart	$(51)	$(23)
Starocean	(5)	(3)

4.          Inventories:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2023	March 31, 2024
Lubricants	$13,945	$13,501
Bunkers	48,417	43,319
Total	$62,362	$56,820

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.          Vessels and other fixed assets, net and Advances for vessels under construction:

The amounts in the consolidated balance sheets are analyzed as follows:

	Cost	Accumulated depreciation	Net Book Value
Balance, December 31, 2023	$3,508,701	$(968,958)	$2,539,743
- Acquisition of other fixed assets, vessel improvements and other vessel costs	3,694	-	3,694
- Vessel sales	(116,137)	46,435	(69,702)
- Depreciation for the period	-	(31,990)	(31,990)
Balance, March 31, 2024	$3,396,258	$(954,514)	$2,441,744

During the first quarter of 2024, the vessels Big Fish (classified as held for sale as of December 31, 2023), Star Glory and Star Bovarius were delivered to their new owners. These vessels had been agreed to be sold in 2023.

Additionally, during the first quarter of 2024, the Company agreed to sell the vessels Big Bang, Pantagruel, Star Audrey, Star Pyxis and Star Paola. The vessels Pantagruel and Big Bang were delivered to their new owners on February 26, 2024 and March 6, 2024, respectively. The vessels Star Audrey and Star Pyxis are expected to be delivered to their new owners by June 2024, and the vessel Star Paola was delivered to her new owner on April 29, 2024 (Note 15). Given their employment as of March 31, 2024, none of the above-mentioned vessels met the criteria to be classified as held for sale as of March 31, 2024.

In connection with the aforementioned deliveries of the sold vessels, a net gain of $8,769 was recognized and reflected separately in the unaudited interim condensed consolidated income statement for the three-month period ended March 31, 2024.

As of March 31, 2024, 109 of the Company’s vessels, having a net carrying value of $2,400,235, serve as collateral under certain of the Company’s loan facilities and were subject to first-priority mortgages (Note 8). Title of ownership is held by the relevant lenders for another 2 vessels with a carrying value of $41,087 to secure the relevant sale and lease back financing transactions (Note 7). In addition, 18 of the Company’s vessels having a net carrying value of $340,579 are subject to second-priority mortgages and serve as collateral under certain of the Company’s loan facilities (Note 8).

The amounts reported under “Acquisition of other fixed assets, vessel improvements and other vessel costs” in the table above which were incurred during the three-month period ended March 31, 2024 were incurred mainly in connection with the Company’s continued technical upgrades to its fleet, such as the installation of ballast water treatment systems (“BWTS”) and Energy Saving Devices (“ESD”).

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.          Vessels and other fixed assets, net and Advances for vessels under construction - continued:

Vessels under construction:

During 2023, the Company entered into five firm shipbuilding contracts with Qingdao Shipyard Co., Ltd. for the construction of five 82,000 dwt Kamsarmax newbuilding vessels. The delivery of two of these vessels is expected in September 2025, another two in April 2026 and the last one in July 2026.

The amounts shown in the consolidated balance sheets are analyzed as follows:

Balance, December 31, 2023	$-
- Pre-delivery yard installments	17,750
- Capitalized interest and finance costs	202
Balance, March 31, 2024	$17,952

As of March 31, 2024, the total aggregate remaining contracted price for the five vessels under construction was $164,800, payable in periodic installments up to their deliveries, of which $21,300 is payable during the next twelve months ending March 31, 2025, and the remaining $143,500 is payable until their expected delivery from the shipyard in July 2026.

6.          Operating leases:

a) Time charter-in vessel agreements

The carrying value of the assets and liabilities recognized on the balance sheet as of December 31, 2023 and March 31, 2024 in connection with the time charter-in vessel arrangements with an initial term exceeding 12 months (Note 1), amounted to $27,548 and $109,576, respectively. The time charter-in payments required to be made after March 31, 2024, for these outstanding operating lease liabilities are as follows:

Twelve month periods ending	Amount
March 31, 2025	$21,001
March 31, 2026	21,343
March 31, 2027	20,174
March 31, 2028	21,402
March 31, 2029	18,481
March 31, 2030 and thereafter	27,858
Total undiscounted lease payments	$130,259
Discount based on incremental borrowing rate	(20,683)
Present value of lease liability	$109,576
Operating lease liabilities, current	15,452
Operating lease liabilities, non-current	94,124

The weighted average remaining lease term of these charter-in vessel arrangements as of March 31, 2024 is 6.37 years. The charter-in expenses for the long-term charter-in arrangements for the three-month periods ended March 31, 2023 and 2024, were $2,879 and $3,926, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

6.          Operating leases - continued:

b) Office rental arrangements

The carrying value of the assets and liabilities recognized on the balance sheet as of December 31, 2023 and March 31, 2024 in connection with the office rental arrangements, amounted to $277 and $217, respectively. The office rental payments required to be made after March 31, 2024, for these outstanding operating lease liabilities are as follows:

Twelve month periods ending	Amount
March 31, 2025	$187
March 31, 2026	30
March 31, 2027	-
March 31, 2028	-
March 31, 2029	-
March 31, 2030 and thereafter	-
Total undiscounted lease payments	$217
Discount based on incremental borrowing rate	-
Present value of lease liability	$217
Operating lease liabilities, current	187
Operating lease liabilities, non-current	30

The weighted average remaining lease term of these office rental arrangements as of March 31, 2024 is 1.06 years. The lease expenses for these office rental arrangements for the three-month periods ended March 31, 2023 and 2024 were $125 and $60, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

7.          Lease financings:

Details of the Company’s lease financings are discussed in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

The Company’s lease financings bear interest at SOFR plus a margin. The corresponding interest expense of the Company’s bareboat lease financing activities is included within “Interest and finance costs” in the unaudited interim condensed consolidated income statements (Note 8).

The principal payments required to be made after March 31, 2024, for the outstanding finance lease obligations recognized on the balance sheet, as of that date, are as follows:

Twelve month periods ending	Amount
March 31, 2025	$2,731
March 31, 2026	2,731
March 31, 2027	2,731
March 31, 2028	2,731
March 31, 2029	4,725
March 31, 2030 and thereafter	1,705
Total bareboat lease minimum payments	$17,354
Unamortized lease issuance costs	(85)
Total bareboat lease minimum payments, net	$17,269
Lease financing short term	2,731
Lease financing long term, net of unamortized lease issuance costs	14,538

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.          Long-term bank loans:

Details of the Company’s credit facilities are discussed in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

In addition to the scheduled repayments during the three-month period ended March 31, 2024 and in connection with the sale of vessels described in Note 5, the Company prepaid the following amounts: i) $9,111 corresponding to the outstanding loan amount of the vessel Star Bovarius under the ING Facility, ii) an aggregate amount of $23,814 corresponding to the outstanding loan amount of the vessels Big Fish, Big Bang and Pantagruel under the NBG $125,000 Facility and iii) $5,821 corresponding to the outstanding loan amount of the vessel Star Dorado under the Citi $100,000 Facility. In addition, the Company prepaid the outstanding loan amount of $58,500 under the latest drawn tranche of ING Facility of $62,000, with original maturity in November 2024.

As of December 31, 2023 and March 31, 2024, the Company was required to maintain minimum liquidity, not legally restricted, of $58,000 and $55,500, respectively, which is included within “Cash and cash equivalents” in the consolidated balance sheets. In addition, as of December 31, 2023 and March 31, 2024, the Company was required to maintain a minimum liquidity, legally restricted (including the cash collateral required under certain of the Company’s FFAs, as described in Note 13), of $34,269 and $40,093, respectively. The increase in restricted cash is attributable to the increase in collateral required under certain of the Company’s financial instruments (Note 13).

As of March 31, 2024, the Company was in compliance with the applicable financial and other covenants contained in its bank loan agreements and lease financings (Note 7), which are described in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

The principal payments required to be made after March 31, 2024 for the outstanding bank debt as of that date, are as follows:

Twelve month periods ending	Amount
March 31, 2025	$177,873
March 31, 2026	207,651
March 31, 2027	265,857
March 31, 2028	229,155
March 31, 2029	121,849
March 31, 2030 and thereafter	84,075
Total Long-term bank loans	$1,086,460
Unamortized loan issuance costs	(7,062)
Total Long-term bank loans, net	$1,079,398
Current portion of long-term bank loans	177,873
Long-term bank loans, net of current portion and unamortized loan issuance costs	901,525

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.          Long-term bank loans - continued:

All of the Company’s bank loans bear interest at SOFR plus a margin. The weighted average interest rate (including the margin) related to the Company’s debt including lease financings (Note 7), following a number of interest rates swaps the Company has entered into (Note 13), for the three-month periods ended March 31, 2023 and 2024 was 4.36% and 6.58%, respectively.

The amounts of “Interest and finance costs” included in the unaudited interim condensed consolidated income statements are analyzed as follows:

	Three Months Ended March 31,
	2023	2024
Interest on financing agreements	$21,580	$20,701
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other Comprehensive Income (Note 13)	(7,273)	(1,183)
Amortization of debt (loan & lease) issuance costs	1,043	779
Other bank and finance charges	352	202
Interest and finance costs	$15,702	$20,499

During the three-month period ended March 31, 2024, the Company wrote off an amount of $779 of unamortized debt issuance costs, following the loan prepayments discussed above, which are included along with prepayment fees of $34, under “Gain/(Loss) on debt extinguishment, net” in the unaudited interim condensed consolidated income statement for the corresponding period. During the three-month period ended March 31, 2023, the Company wrote off an amount of $419 of unamortized debt issuance costs following the loan prepayments discussed above, which are included under “Gain/(Loss) on debt extinguishment, net” in the unaudited interim condensed consolidated income statement for the corresponding period.

9.          Preferred and Common Shares and Additional Paid-in Capital:

Details of the Company’s preferred shares and common shares are discussed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

During the three-month period ended March 31, 2024, the Company issued 370,000 common shares pursuant to its Performance Incentive Program discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

Pursuant to its dividend policy, during the three-month period ended March 31, 2024, the Company declared and paid a cash dividend of $38,003 or $0.45 per common share.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

10.          Earnings per Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding for the three-month periods ended March 31, 2023 and 2024. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. Diluted earnings per share gives effect to stock awards and restricted stock units using the treasury stock method, unless the impact is anti-dilutive.

The Company calculates basic and diluted earnings per share as follows:

	Three Months Ended March 31,
	2023	2024
Income :
Net income	$45,875	$74,856

Basic earnings per share:
Weighted average common shares outstanding, basic	102,974,041	83,835,611
Basic earnings per share	$0.45	$0.89

Effect of dilutive securities:
Dillutive effect of non vested shares	407,902	341,642
Weighted average common shares outstanding, diluted	103,381,943	84,177,253

Diluted earnings per share	$0.44	$0.89

11.          Equity Incentive Plans:

Details of the Company’s equity incentive plans and share awards granted through December 31, 2023, are discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

The stock-based compensation cost for the three-month periods ended March 31, 2023 and 2024, which is included under “General and administrative expenses” in the unaudited interim condensed consolidated income statements, amounted to $3,446 and $2,161, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

11.          Equity Incentive Plans - continued:

A summary of the status of the Company’s non-vested restricted shares as of March 31, 2024 and the movement during the three-month period ended March 31, 2024 is presented below.

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2024	364,001	$20.11
Granted	370,000	21.26
Vested	(370,000)	21.26
Unvested as at March 31, 2024	364,001	$20.11

As of March 31, 2024, the estimated compensation cost relating to non-vested restricted share awards not yet recognized is $3,466 and is expected to be recognized over the weighted average period of 1.16 years. During the three-month period ended March 31, 2024 the Company paid $164 for dividends to shareholders of non-vested shares.

12.          Commitments and Contingencies:

a)          Commitments:

The following tables set forth inflows and outflows related to the Company’s charter party arrangements and other commitments, as at March 31, 2024.

Charter party arrangements:

	Twelve month periods ending March 31,
+ inflows/ - outflows	Total	2025	2026	2027	2028	2029	2030 and thereafter
Future, minimum, non-cancellable charter revenues (1)	$97,329	$87,312	$10,017	$-	$-	$-	$-

Total	$97,329	$87,312	$10,017	$-	$-	$-	$-

(1)
The amounts represent the minimum contractual charter revenues to be generated from the existing, as of March 31, 2024, non-cancellable time charter agreements, until their expiration, net of address commission, assuming no off-hire days, other than those related to scheduled interim and special surveys of the vessels. Future inflows also include revenues deriving from index linked charter agreements using i) the index rates at the commencement date of each agreement, in compliance with ASC 842, and do not reflect relevant index charter rate information prevailing as of March 31, 2024 and ii) the remaining minimum duration of each non-cancellable time charter agreement.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12.          Commitments and Contingencies - continued:

b)          Commitments - continued:

Other commitments:

	Twelve month periods ending March 31,
+ inflows/ - outflows	Total	2025	2026	2027	2028	2029	2030 and thereafter
Charter-in expense newbuilding vessels (1)	$(98,560)	$(15,102)	$(15,102)	$(15,143)	$(15,102)	$(38,111)	$-
Vessel BWTS upgrades and ESD (2)	(11,134)	(10,620)	(514)	-	-	-	-
Total	$(109,694)	$(25,722)	$(15,616)	$(15,143)	$(15,102)	$(38,111)	$-

(1)	The amounts represent minimum contractual charter-in payments, to be made from the delivery date of the six charter-in newbuilding vessels (Note 1) until the end of their lease term.

(2)	The amounts represent the Company’s commitments as of March 31, 2024 for installation of BWTS upgrades and ESD on its vessels to comply with environmental regulations.

c)          Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of, and has not accrued for, any such claims or contingent liabilities requiring disclosure in the unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.          Fair value measurements and Hedging:

Fair value on a recurring basis:

Interest rate swaps

Details of the Company’s interest rate swaps are discussed in Note 18 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

The following table summarizes the interest rate swaps in place as of March 31, 2024:

Counterparty	Trading Date	Inception	Expiry	Fixed Rate	Initial Notional	Current Notional
ING	Mar-20	Mar-20	Mar-26	0.7000%	$29,960	$21,400
ING	Mar-20	Apr-20	Oct-25	0.7000%	$39,375	$25,313
SEB	Mar-20	Apr-20	Jan-25	0.7270%	$58,885	$41,639
Citi	Jun-20	Aug-20	May-24	0.1293%	$56,075	$37,908
Citi	Jun-20	Aug-20	May-24	0.3380%	$31,350	$21,130
ING	Jul-20	Jul-20	Jul-26	0.3700%	$70,000	$29,167
SEB	Feb-21	Apr-21	Jan-26	0.4525%	$37,050	$15,600

The above interest rate swaps were designated and qualified as cash flow hedges while they are in effect, with the exception of those swaps that have been entered with Citi (the swaps with current notional amount of $59,038) which were de-designated from cash flow hedge on December 31, 2023 since they no longer meet the hedging relationship criteria. For the three-month period ended March 31, 2024, the losses from the de-designated interest rate swaps amounting to $810 are separately reflected under “Gain/(Loss) on interest rate swaps, net” in the unaudited interim condensed consolidated income statement for the corresponding period. The effective portion of the unrealized gains/losses from all other swaps (designated as cash flow hedges) is recorded in Other Comprehensive Income / (Loss) and no portion of these cash flow hedges was ineffective during the three-month period ended March 31, 2024.

A gain of approximately $2,751 in connection with the interest rate swaps is expected to be reclassified into earnings during the following 12-month period ending March 31, 2025 when realized.

Foreign Currency Forward Contracts:

Details of the Company’s foreign currency forward contracts are discussed in Note 18 of the Company’s consolidated financial statements for the year ended December 31, 2023 included in the 2023 Annual Report.

The effective portion of the unrealized gains/(losses) from the foreign currency forward contracts is recorded in Other Comprehensive Income / (Loss) and a loss of $240 is expected to be reclassified into earnings during the year ending December 31, 2024 when realized.

Forward Freight Agreements (“FFAs”) and Bunker Swaps

The results of the Company’s freight derivatives and bunker swaps for the three-month periods ended March 31, 2023 and 2024 and the valuation of their open positions as at December 31, 2023 and March 31, 2024 are presented in the tables below.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.          Fair value measurements and Hedging - continued:

Fair value on a recurring basis - continued:

The amount of Gain / (Loss) on FFAs and bunker swaps, net and on interest rate swaps recognized in the unaudited interim condensed consolidated income statements, are analyzed as follows:

	Three Months Ended March 31,
	2023	2024
Consolidated Statement of Operations
Gain/(Loss) on interest rate swaps, net
Realized gain/(loss) of de-designated accounting hedging relationship	-	(1,785)
Urealized gain/(loss) of de-designated accounting hedging relationship	(372)	975
Total Gain/(loss) recognized	$(372)	$(810)

Interest and finance costs
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 8)	7,273	1,183
Total Gain/(loss) recognized	$7,273	$1,183

Gain/(Loss) on FFAs and bunker swaps, net
Realized gain/(loss) on FFAs	3,490	(2,706)
Realized gain/(loss) on bunker swaps	2,682	-
Unrealized gain/(loss) on FFAs	(3,425)	(3,215)
Unrealized gain/(loss) on bunker swaps	(1,439)	-
Total Gain/(loss) recognized	$1,308	$(5,921)

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2023 and March 31, 2024, based on Level 1 quoted market prices in active markets.

Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)
		December 31, 2023		March 31, 2024
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Forward freight agreements - current	Derivatives, current asset portion	$-	$-	$-	$-
Bunker swaps - current	Derivatives, current asset portion	-	-	-	-
Total		$-	$-	$-	$-
LIABILITIES
Forward freight agreements - current	Derivatives, current liability portion	$5,784	$-	$8,999	$-
Total		$5,784	$-	$8,999	$-

Certain of the Company’s derivative financial instruments discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2023 and March 31, 2024 amounted to $13,496 and $19,847, respectively, and are included within “Restricted cash, current” in the consolidated balance sheets.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.          Fair value measurements and Hedging - continued:

Fair value on a recurring basis - continued:

The following table summarizes the valuation of the Company’s derivative financial instruments as of December 31, 2023 and March 31, 2024, based on Level 2 observable market based inputs or unobservable inputs that are corroborated by market data.

		Significant Other Observable Inputs (Level 2)
		December 31, 2023		March 31, 2024
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Interest rate swaps - current	Derivatives, current asset portion	$1,356	$4,682	$381	$4,475
Foreign exchnage forward contracts - current	Derivatives, current asset portion	-	267	-	27
Interest rate swaps - non-current	Derivatives, non-current asset portion	-	2,533	-	2,077
Total		$1,356	$7,482	$381	$6,579

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and financing under bareboat leases (Level 2), bearing interest at variable interest rates, approximates their recorded values as of March 31, 2024, due to the variable interest rate nature thereof.

14.          Voyage revenues:

The following table shows the voyage revenues earned from time charters, voyage charters and pool agreements for the three-month periods ended March 31, 2023 and 2024, as presented in the consolidated income statements:

	Three Months Ended March 31,
	2023	2024

Time charters	$113,953	$141,710
Voyage charters	109,818	121,058
Pool revenues	264	(3,378)
	$224,035	$259,390

As of March 31, 2024, trade accounts receivable from voyage charter agreements decreased to $22,886 from $24,223 as of December 31, 2023 and are presented under “Trade accounts receivable, net” in the consolidated balance sheets. The outstanding balance is mainly affected by the timing of commencement of revenue recognition. No write-off was recorded in periods presented in connection with the voyage charter agreements.

Further, as of March 31, 2024, capitalized contract fulfilment costs which are recorded under “Other current assets” increased by $1,865 compared to December 31, 2023, to $6,140 from $4,275. The outstanding balance is mainly affected by the timing of commencement of revenue recognition.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.          Voyage revenues – continued:

Under ASC 606, unearned voyage charter revenue represents the consideration received for undelivered performance obligations. The Company recorded $5,556 as unearned revenue related to voyages charter agreements in progress as of December 31, 2023, which were recognized in earnings in the three-month period ended March 31, 2024 as the performance obligations were satisfied in that period. In addition, the Company recorded $5,887 as unearned revenue related to voyage charter agreements in progress as of March 31, 2024, which is presented under “Deferred revenue” in the consolidated balance sheets and will be recognized in earnings as the performance obligations will be satisfied.

The amount invoiced to charterers in connection with the additional revenue for scrubber-fitted vessels under time-charter contracts (included in voyage revenues earned from time charters in the above table) was $19,294 and $15,536 for the three-month periods ended March 31, 2023 and 2024, respectively, and did not include the fuel cost savings gained from the scrubber-fitted vessels which were employed under voyage charter agreements.

Demurrage income for the three-month periods ended March 31, 2023 and 2024 amounted to $2,836 and $4,342, respectively, and is included in voyage revenues from voyage charters in the above table.

The adjustment to Company’s revenues from the vessels operating in the CCL Pool, deriving from the allocated pool result for those vessels as determined in accordance with the agreed-upon formula, for the three-month periods ended March 31, 2023 and 2024 was $789 and $(3,360), respectively, and is included within “Pool revenues” in the table above. Pool Revenues also include other minor participation adjustments.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

15.          Subsequent Events:

a)          On April 9, 2024, the Eagle Merger was completed following Eagle shareholders’ approval and receipt of applicable regulatory approvals and satisfaction of customary closing conditions. As a result of the Eagle Merger, a total number of 29,017,999 shares of Star Bulk common stock were issued on April 9, 2024.

b)    In connection with the consummation of the Eagle Merger, the Company entered into a First Supplemental Indenture, dated as of April 9, 2024 (the “Supplemental Indenture”), which amends and supplements the base indenture, governing the convertible bond debt of Eagle (the “Convertible Bond Debt”). The Supplemental Indenture was entered into to provide for a change in the conversion right of the Convertible Bond Debt resulting from the Eagle Merger and a guarantee of the obligations under the Convertible Bond Debt by the Company.

c)          On April 10, 2024, the Company entered into a loan agreement with ABN AMRO Bank N.V. (the “ABN AMRO Loan”) for a loan amount of up to $94,100. The full amount of the loan was drawn on April 12, 2024. The ABN AMRO Loan is secured by first priority mortgages on 12 vessels acquired in connection with the Eagle Merger.

d)          On April 10, 2024, the Company entered into a loan agreement with DNB Bank ASA (the “DNB Loan”) for a loan amount of up to $100,000. The full amount of the loan was drawn on April 12, 2024. The DNB Loan is secured by first priority mortgages on 13 vessels acquired in connection with the Eagle Merger.

e)          On April 10, 2024, the Company entered into a loan agreement with ING Bank N.V., London Branch (the “ING Loan”) for a loan amount of up to $94,000. The full amount of the loan was drawn on April 12, 2024. The ING Loan is secured by first priority mortgages on 12 vessels acquired in connection with the Eagle Merger.

f)          On April 19, 2024, the Company agreed to sell the vessel Crowned Eagle, one of the vessels acquired in connection with the Eagle Merger. The vessel is expected to be delivered to her new owners by June 2024.

g)          On April 22, 2024, the Company entered into a loan agreement with E.SUN commercial Bank Ltd. (the “E.SUN Loan”) for a loan amount of up to $100,000. The full amount of the loan was drawn on April 23, 2024. The E.SUN Loan is secured by first priority mortgages on 13 vessels acquired in connection with the Eagle Merger.

h)          On April 29 and April 30, 2024, the vessels Star Paola and Star Dorado were delivered to their new owners, respectively.

i)          On May 22, 2024, the Company’s Board of Directors declared a quarterly cash dividend of $0.75 per share payable on or about June 20, 2024 to all shareholders of record as of June 6, 2024.